UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-37495
CUSIP NUMBER 452465206

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: January 28, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

iMedia Brands, Inc.
Full Name of Registrant

Former Name if Applicable

6740 Shady Oak Road
Address of Principal Executive Office (Street and Number)

Eden Prairie, MN 55344-3433
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

iMedia Brands, Inc. (“we”, “us”, “our”, or the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended January 28, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense.

Additional time is required for the Company to complete its analysis and accounting for the income tax provision, certain accounting methodology for the Company’s wholly-owned advertising platform, iMedia Digital Services, the accounting and disclosure related to the goodwill impairment charges, disclosure of the Company’s liquidity disclosures as part of assessing the Company’s ability to continue as a going concern as the Company has determined there is substantial doubt about its ability to continue as a going concern, and the accounting and disclosure of the subsequent event related to the recent sale-leaseback transaction which closed on April 10, 2023. The Company has determined its disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2022, as the material weaknesses described in Part II, Item 9A of its Annual Report on Form 10-K for the year ended January 29, 2022, related to its control environment, risk assessment, control activities, and information & communication are not remediated. The Company is in the process of finalizing its evaluation of its internal control over financial reporting and may identify additional material weaknesses based on further review and analysis, in its Annual Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tim Peterman	952	943-6000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its statement of operations for the three-month period ended January 28, 2023, will reflect (1) a decrease in net sales to approximately $133.5 million, compared with net sales of $193.8 million for the comparable prior year period, (2) a significant increase in the pre-tax net loss to approximately $62.7 million, compared with a pre-tax net loss of $5 million for the comparable prior year period, and (3) a significant increase in operating expenses to approximately $102.9 million, compared with operating expenses of $74.5 million for the comparable prior year period.

Additionally, the Company anticipates that its statement of operations for the fiscal year ended January 28, 2023, will reflect (1) a decrease in net sales to approximately $544.5 million, compared to net sales of $551.1 for the prior fiscal year, (2) a significant increase in the pre-tax net loss to approximately $108.6 million, compared to a $22 million pre-tax net loss for the prior fiscal year, and (3) a significant increase in operating expenses to approximately $295.7 million, compared to operating expenses of $233.3 million for the prior fiscal year.

The Company disseminated a press release dated April 12, 2023, describing its unaudited results of operations for the three and twelve month periods ended January 28, 2023. The results of operations discussed above have been updated to include an estimated $38.5 million of goodwill impairment that the Company expects to recognize in the fourth quarter of fiscal year 2023. A copy of that press release was furnished as Exhibit 99.1 to the Company’s current report on Form 8-K filed with the United States Securities and Exchange Commission on April 12, 2023 (the “Earnings Form 8-K”). The Company identified adjustments to the preliminary results included in the Company’s press release furnished with the Earnings Form 8-K, primarily related to goodwill impairment, which is currently estimated to be approximately $38.5 million, which will increase operating expenses and net loss previously included in the press release. The Company is not currently able to disclose the change to net loss as the analysis of the income tax provision has not yet been completed. The Annual Report is not yet complete and the quantification of all errors is not possible at the time of the filing of this Form 12b-25.

The amounts reported above are still under review by the Company and may differ once reported in the Annual Report to be filed by the Company.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to our ability to file our Annual Report on or before the fifteenth calendar day of the extension period provided by Rule 12b-25. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by law, the Company expressly disclaims any obligations or undertaking to update any forward-looking statements to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

iMedia Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By:	/s/ Timothy A. Peterman
Timothy A. Peterman
Chief Executive Officer & Interim Chief Financial Officer